Exhibit 99.1

N E W S      R E L E A S E

Siyata Mobile to Attend Fire-Rescue International – 2024 in Dallas, TX

Vancouver, BC – August 12, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that it will attend and exhibit at The International Association of Fire Chiefs (IAFC) - Fire-Rescue International - 2024, August 14-16 at the Kay Bailey Hutchison Convention Center in Dallas, TX.

The Company’s product portfolio will be on display in Booth #1509, in the Exhibit Hall.

Marc Seelenfreund, CEO of Siyata, commented, “Siyata is pleased to be an exhibitor at the Fire Rescue International 2024 show. We believe that our current and future product portfolio is well suited for firefighters and first responders who require mission critical Push-to-Talk for their day-to-day and emergency communications.”

The Company’s SD7 Handsets will also be used by the show staff with FirstNet cellular service to coordinate all show activities. Jeff Dulin, the Operations Section Chief for Fire Rescue International 2024 commented, “We are looking forward to another great event this year at Fire Rescue International 2024, and we are excited to use the Siyata handsets with mission critical Push-to-Talk service for our staff to ensure that the event runs effectively with secure communications”.

The International Association of Fire Chiefs (IAFC) represents the leadership of firefighters and emergency responders worldwide; their members are the world’s leading experts in firefighting, emergency medical services, terrorism response, hazardous materials spills, natural disasters, search and rescue, and public safety policy.

For more information please visit: https://www.iafc.org/events/event/2024/08/14/default-calendar/fire-rescue-international-2024

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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